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Exhibit 12.1

Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	Twelve Months Ended		Six Months Ended	Twelve Months Ended			Three Months Ended
	June 1998	June 1999	December 1999	December 2000	December 2001	December 2002	March 2003
Earnings:
Income from continuing operations before income taxes per consolidated statement of operations	$41,353	$44,923	$25,411	$49,212	$40,168	$50,218	$14,024
Less:
Minority interest	353	995	144	105	198	(117)	(21)
Add:
Interest expense	6,514	6,150	4,456	9,897	9,422	8,692	2,084
Portion of rent representative of an interest factor	729	791	349	665	706	820	205

Adjusted income before income taxes	$48,243	$50,869	$30,072	$59,669	$50,098	$59,847	$16,334

Fixed Charges:
Interest expense	$6,514	$6,150	$4,456	$9,897	$9,422	$8,692	$2,084
Portion of rent representative of an interest factor	729	791	349	665	706	820	205

	$7,243	$6,941	$4,805	$10,562	$10,128	$9,512	$2,289

Ratio of earnings to fixed charges	6.7	7.3	6.3	5.6	4.9	6.3	7.1

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Ratio of Earnings to Fixed Charges